Exhibit 99.B(m)(2)

SCHEDULE A

TO THE

PLAN OF DISTRIBUTION PURSUANT TO

RULE 12B-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

ADOPTED AS OF JANUARY 19, 2022 AND AS AMENDED JULY 31, 2024

Fund	Commencement of Operations
SEI Enhanced U.S. Large Cap Quality Factor ETF	May 18, 2022
SEI Enhanced U.S. Large Cap Momentum Factor ETF	May 18, 2022
SEI Enhanced U.S. Large Cap Value Factor ETF	May 18, 2022
SEI Enhanced Low Volatility U.S. Large Cap ETF	May 18, 2022
SEI Select Small Cap ETF	October 4, 2024
SEI Select International Equity ETF	October 4, 2024
SEI Select Emerging Markets Equity ETF	October 4, 2024

Each Fund is authorized to pay to the Distributor, who in turn may pay to a Servicing Party, Services Fees of up to 0.25% of average daily net assets of the Fund’s shares as compensation for services to the Fund.